Exhibit 99.1

GENFIT Reports Third Quarter 2023 Financial Information

•	Cash and cash equivalents totaled €93.9 million as of September 30, 2023

Lille (France); Cambridge (Massachusetts, United States); Zurich (Switzerland); November 9, 2023 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced its cash position as of September 30, 2023 and revenue for the first nine months of 20231.

Cash Position

As of September 30, 2023, the Company’s cash and cash equivalents amounted to €93.9 million compared with €163.6 million a year earlier.

As of June 30, 2023, cash and cash equivalents totaled €111.8 million.

The decrease in cash and cash equivalents between June 30, 2023, and September 30, 2023, takes into account our continued research and development efforts, notably for ELATIVE®, our Phase 3 clinical trial evaluating elafibranor in Primary Biliary Cholangitis (PBC); UNVEIL-IT™, our Phase 2 clinical trial of VS-01 in Acute-on-Chronic Liver Failure (ACLF); GNS561, as part of our cholangiocarcinoma program; and NTZ, as part of our ACLF program.

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until approximately the fourth quarter of 2024. This is based on current assumptions and does not take into account milestones and royalties that the Company may receive pursuant to the Collaboration and Licensing agreement with Ipsen dated December 16, 2021, nor does it include exceptional events. This agreement applies to elafibranor, which is being evaluated in patients with Primary Biliary Cholangitis as part of the Phase 3 ELATIVE® trial, for which positive results were announced on June 30, 2023.

1 Unaudited financial information under IFRS

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Revenue

Revenue2 for the first nine months of 2023 amounted to €14.3 million compared to €14.1 million for the same period in 2022.

Of the €14.3 million in revenues for the first nine months of 2023, €9.1 million are attributable to the partial recognition of deferred income of €40 million accounted for in accordance with IFRS 15, in application of the licensing agreement signed with Ipsen in December 2021; and €5.2 million was generated from the services rendered under the Transition Services Agreement and Part B Transition Services Agreement, signed in April 2022 and September 2023 respectively by GENFIT and Ipsen, in order to facilitate the transition of certain services related to the Phase 3 ELATIVE® clinical trial until the complete transfer of the responsibility of the trial to Ipsen.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Today, GENFIT has a growing and diversified pipeline with programs at various development stages. The Company's area of focus is Acute on Chronic Liver Failure (ACLF). Its ACLF franchise consists of five assets in development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE. These are all based on differentiated mechanisms of action leveraging complementary pathways. Other assets target other life-threatening disease indications such as cholangiocarcinoma (CCA) and Urea Cycle Disorders (UCD)/Organic Acidemias (OA). GENFIT’s track record in bringing early-stage assets with high potential to late development and pre- commercialization stages is highlighted in the successful 52-week Phase 3 ELATIVE® trial evaluating elafibranor in PBC. Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on Metabolic dysfunction-associated steatohepatitis (MASH) (previously known as nonalcoholic steatohepatitis – NASH) and ammonia. GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. For more information, visit www.genfit.com

2 Revenue recognized under IFRS 15

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FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the Company’s potential future revenues and cash runway. The use of certain words, including “believe”, “potential,” “expect”, “target”, “may” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2022 Universal Registration Document filed with the AMF on April 18, 2023, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2022 Annual Report on Form 20-F filed with the SEC on April 18, 2023 and subsequent filings and reports filed with the AMF or SEC, including the Half- Year Business and Financial Report at June 30, 2023 or otherwise made public, by the Company. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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